Mail Stop 4561

February 15, 2008

Mr. Mark A. Chancy
Chief Financial Officer
SunTrust Banks, Inc.
303 Peachtree St., N.E.
Atlanta, GA 30308

       Re: **SunTrust Banks, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2006
               Form 10-Q for the Fiscal Quarters Ended March 31, 2007,
               June 30, 2007 and September 30, 2007
               File No. 1-08918

Dear Mr. Chancy:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Sharon Blume
Reviewing Accountant